Mail Stop 4561

January 28, 2009

Kevin B. Thompson
Chief Operating Officer
SolarWinds, Inc.
3711 South MoPac Expressway
Building Two
Austin, Texas 78746

> **Re:** **SolarWinds, Inc.**
> **Supplemental Response**
> **Submitted December 18, 2008**
> **File No. 333-149851**

Dear Mr. Thompson:

We have reviewed your response to our letter dated November 12, 2008 and have the following comments.

Business, page 63

Sales, page 72

1.   We note your response to comment 1 of our letter dated November 12, 2008 in which we asked you to provide us with more information regarding the distributor that represented 14.8% of your revenue in the nine months ended September 30, 2008. Please revise the disclosure in the Business section of your next amended filing so that it is consistent with your response.

Stock-Based Compensation

2.   Refer to your intended disclosure provided on page 4 of your response dated December 18, 2008. Please explain how you determined that it was appropriate to apply the same weighting of multiples and probabilities for various company scenarios for both the July and November 2008 valuations. In this regard, explain how changes in the economic environment between July and November impacted your use of the Guideline Public Company Method in determining the value of the November 2008 options. Revise your disclosures as appropriate to address the requested explanations where material to an understanding of your stock compensation.

3.   Further, we note that your intended disclosure provided on page 4 states that the illiquidity discount used in November is the same as that used in July. Refer to the supplemental table of stock option issuances provided with your response and explain the difference between the illiquidity discount applied to the November grants of 10% and those previously issued absent a discount. Tell us how you determined that these apparent differences are consistent with your proposed disclosures.

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You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.